

Mail Stop 4631

August 24, 2016

Via U.S. Mail
Mr. Thomas Roger Sawyer, Chief Executive Officer
Silverton Energy, Inc.
297 Kingsbury Grade, Suite 208
Stateline, NV 89449

> **Re: Silverton Energy, Inc.**
> **Form 10-K for the year ended September 30, 2015**
> **Filed February 24, 2016**
> **File No. 0-54920**

Dear Mr. Sawyer:

We issued comments to you on the above captioned filing on August 8, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 8, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Mindy Hooker at (202) 551-3732, Jeff Gordon at (202) 551-3486 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and
Construction